Mail Stop 3561

December 3, 2007

Mr. Stephen V. Coffey
Chief Executive Officer
Diedrich Coffee, Inc.
28 Executive Park, Suite 200
Irvine, CA 92614

> **Re:** **Diedrich Coffee, Inc.**
> **Form 10-K for the Fiscal Year Ended June 28, 2006**
> **Filed September 26, 2006**
> **Form 10-K for the Fiscal Year Ended June 27, 2007**
> **Filed September 25, 2007**
> **File No. 0-21203**

Dear Mr. Coffey:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

Sincerely,

William Choi
Accounting Branch Chief